EXHIBIT 7.02

PROPOSAL LETTER

YANG TIANFU
BARING PRIVATE EQUITY ASIA GROUP

                                                       October 10, 2010

The Board of Directors
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu,
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin
P.R. China 150060

Dear Sirs:

Mr. Yang Tianfu (“Mr. Yang”) and Baring Private Equity Asia Group Limited (“Baring”) are pleased to submit this preliminary non-binding proposal to acquire Harbin Electric, Inc. (the “Company”) in a going-private transaction (the “Acquisition”).

We believe that our proposal of $24.00 in cash per share will provide a very attractive alternative to the Company’s shareholders.  Our proposal represents a premium of 20.2% to the Company’s closing price on October 8, 2010 and a premium of 35.1% to the volume-weighted average closing price during the last 60 trading days.

As you are aware, Baring has been evaluating a possible investment in the Company over the past several months, and have come away tremendously impressed with the high quality of the Company’s business and its management team.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.  Buyer.  Mr. Yang and Baring have entered into a letter agreement dated October 10, 2010, pursuant to which Mr. Yang and an investment fund advised by Baring (the “Baring Fund”) would form an acquisition vehicle (“Buyer”) for the Acquisition for the purpose of pursuing the Acquisition on an exclusive basis over the next six months.

2.  Purchase Price.  The consideration payable for each publicly held share of outstanding common stock of the Company (other than those held by Mr. Yang and his affiliates ) will be $24.00 per share in cash.

3.  Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  Goldman Sachs (Asia) LLC (“Goldman”) is acting as Buyer’s financial advisor and we expect commitments for the debt financing to be in place when the Definitive Agreements (as defined below) are signed.  Goldman has indicated that it is highly confident that the underwriting and arranging of this financing in the market can be done subject to satisfaction with the terms specified in the Highly Confident Letter issued on October 10, 2010.  Equity financing would be provided from Mr. Yang and the Baring Fund and related sources.

4.  Due Diligence.  We believe that we will be in a position to complete our due diligence for the Acquisition within thirty days after receiving access to the relevant materials.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. This proposal is subject to execution of Definitive Agreements. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

6.  Confidentiality.  Mr. Yang will, as required by law, promptly file an amendment to his Schedule 13D to disclose this letter and his agreement with Baring.  However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.  About Baring.   Baring Private Equity Asia is the largest regional growth equity firm in Asia with US$2.5 billion under management. The firm specializes in growth equity investments and mid-market buyouts targeting growing businesses with enterprise values between US$100 million and US$1 billion that require capital for expansion, recapitalization or for M&A.  Primary investment markets include China, India, Japan, Singapore, Hong Kong, and Taiwan.  The firm has invested in Asia since 1997, and today has 31 active portfolio companies.

8.  Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its own determination whether to endorse it.  Given Mr. Yang’s involvement in the proposed Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Yang will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

9.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to personally express our commitment to working together in bringing this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact Jean Salata of Baring at +852 2843 9318 and Richard Campbell-Breeden of Goldman at +852 2978 1887.  We look forward to hearing from you.

Sincerely,

Mr. Yang Tianfu

Baring Private Equity Asia Group Limited

By:
Name: Jean Eric Salata
Title: Founder and CEO